Exhibit 10.6

** Portions of this exhibit have been omitted pursuant to Rule 601(b)(10) of Regulation S-K. The omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

ELECTRIC SERVICE AGREEMENT

This Electric Service Agreement (“Agreement”) is made by and between APLD Hosting LLC, a Nevada Corporation (“Customer”) with its principal office in Dallas, Texas and registered to do business in North Dakota, and [**] (“Company”), a [**] corporation with its principal office in [**]. Customer or Company may be referred to as “Party” or collectively as “Parties”.

BACKGROUND

a.	Customer is to be the owner and operator of a blockchain facility to be located near Jamestown, North Dakota (the “Facility”).

b.	Customer desires to contract for electric services to Facility at a capacity level of 100 MW.

c.	Company is an electric utility authorized to provide retail electric service in North Dakota, is willing to render such services to Customer for the Facility in accordance with this Agreement and the Company’s tariff filed with the North Dakota Public Service Commission (“Commission”), subject to the contingencies stated herein. Capitalized terms used herein and not otherwise defined are defined in the applicable tariffs.

In consideration of the mutual promises contained below, the parties agree as follows:

1.	Electric Service. The Customer agrees to purchase and receive from the Company electric energy for the Facility in accordance with the terms of this Agreement, per the rates stated herein, and all terms and conditions and Rules and Regulations (the “Terms”) established by the Company and filed in its tariff with the North Dakota Public Service Commission (the “Commission”). The Terms include, but are not limited to, Customer’s payment for electrical energy in accordance with the Company’s rate schedule as filed with and approved by Commission (or such superseding rate(s) as may be filed in the future). Where there is a conflict among the foregoing, the terms and conditions of this Agreement shall prevail.

2.	Rates & Terms of Service. The electric service provided for in this Agreement shall be sold, delivered, purchased, received, and paid for under (a) the terms and conditions of this Agreement, (b) the Company’s Super Large General Service Rate, Rate Code N620 (the “SLGS Tariff”), which is attached hereto and incorporated herein as Exhibit A, (c) the Company’s General Rules & Regulations (d) Mandatory Riders, each of which are described in the Company’s tariffs on file with and approved by the Commission and now in force or as may be modified from time to time by the Commission, and (e) Voluntary Riders as the same may be negotiated and agreed to by Company and Customer. Customer acknowledges receipt and review of the foregoing documents. All payments to be made under this Agreement shall be made in United States currency.

3.	Service Location. The Customer shall receive electric service at the Facility to be constructed in the County of Stutsman, Township of Fried, near the City of Jamestown, State of North Dakota. A map of the planned location is depicted in Exhibit B attached hereto. The Customer shall consent to service through a Certificate of Public Convenience and Necessity application to be filed by the Company with the Commission.

4.	Extension of Electric Service. The Company shall supply to the Customer at the Facility interruptible, three-phase electric service, at 41,600 nominal volts. The Customer shall cause the Facility to be designed for an expected Load Factor of 95% and 95% load controllability (down to 5 MW of Firm Demand Level) with maximum annual control hours in accordance with Module E as a Load Modifying Resource (“LMR”) of the Midcontinent Independent System Operator (“MISO”) tariff as the same may be modified from time to time. The Customer acknowledges that the annual control hours under MISO’s LMR tariff is currently 40 hours (“MISO Curtailments”). Company will extend such electric service to Customer as soon as reasonably practicable after all conditions precedent to service identified in Section 9 are satisfied. Company makes no guaranties as to the date the Company will complete extension of such electric service to Customer. Notwithstanding the foregoing, the Customer may terminate this Agreement if the capacity to serve 100 MW is not available by January 14, 2022.

Customer understands that the Company’s extension of service may be subject to weather conditions, other regulatory approvals, and the availability of electrical equipment, delivery schedules and other factors. Customer understands it is also subject to load curtailment during system contingencies. Contingencies include, but are not limited to, a loss of the 345 kV transmission lines or 345/115/41.6 kV transformers.

No later than fifteen (15) days prior to the Facility’s in-service date, Company and Customer shall agree on and execute Standard Operating Procedures to implement curtailment and other on-going operational matters.

5.	Economic Control. Customer shall be controlled for economic conditions up to 10,000 MWhs per year (“Economic Curtailments”). Economic Curtailments are mandatory, determined at Company’s sole discretion. Company shall not curtail Customer’s load solely for the purpose of making non-firm, off-system sales. Company will provide Customer with as much notice as reasonably practicable of a control event, not less than fifteen (15) minutes prior to the start of Economic Curtailment. Economic Curtailment duration shall not exceed more than ten (10) hours per 24-hour period. If the Economic Curtailments limit is reached, Company may curtail the Customer to additional hours of control during extreme events when Locational Marginal Pricing (“LMP”) exceeds $500/MWh. Additional operational details to be included in the Standard Operating Procedures identified above in Section 4.

6.	Energy Forecast. By October 1 of each year Customer shall provide Company with a forecast of its expected monthly energy usage for the next planning year (June 1 to May 31) (“Energy Forecast”). By 8:00 a.m. (CT) of each day Customer shall provide Company with a daily schedule of hourly energy usage that will forecast the hourly energy usage for the next four (4) days of energy usage (“Daily Forecast”). Customer will use commercially reasonable efforts to ensure that the Energy Forecast and Daily Forecasts are as accurate as are reasonably possible based on information then known at the time. Customer will promptly provide updates to its forecasts should Customer reasonably know that any Daily Forecast and monthly usage forecasted will deviate by more than 5 percent for the Daily Forecast and 20 percent for the Energy Forecast, either up or down.

7.	Penalties for Curtailment Non-Compliance. For the purposes of this Agreement, the following definitions shall apply:

•	“Curtailment” shall mean a reduction of Customer’s demand called by Company and/or MISO for the purposes of MISO Curtailments and Economic Curtailments.

•	“Firm Demand Level” shall mean the Demand level to which Customer must curtail upon being notified that a Curtailment is required.

In the event Customer fails to reduce its load to the Firm Demand Level at any time during a Curtailment period, Customer shall pay a penalty to Company as liquidated damages for impacts to Company’s cost of service related to Customer’s failure; such penalty shall be calculated as follows:

For each instance of reliability non-compliance, Customer shall pay the greater of (a) any MISO penalty charges incurred by Company pursuant to Modules A and E of the MISO tariff; or (b) Customer’s actual Demand during the control period in excess of Firm Demand Level which shall be billed at the Company’s monthly SLGS Tariff rate for the billing period plus actual energy billed at LMP during the period of curtailment in which any instance of non-compliance occurred. Customer’s Demand during the period of Curtailment which is in excess of Firm Demand Level shall be the basis of determining MISO penalty charges, which will include the cost to procure any required market products as well as any other penalty charges incurred by Company. Customer shall not be allowed to use the Demand paid for in any non-compliance event for any future operations. In addition to the potential penalties above, the Customer is responsible for reimbursing Company for purchasing replacement capacity at applicable market rates if Customer fails to respond to a MISO emergency and MISO revokes the capacity credit associated with the non-firm portion of their load. If Customer fails to respond for Economic Curtailments Company reserves the right to revoke SLGS Tariff.

8.	Term. Subject to Section 9. this Agreement shall be effective on the date of its full execution (“Effective Date”) by the parties, and shall have an Initial Term of five (5) years, with the five (5) year Initial Term commencing on the date that Company completes extension of electric service to Customer (“Commencement Date”) and thereafter shall remain in effect from year to year unless terminated by either party by notice given at least one (1) year (365 calendar days) in advance of termination.

9.	Conditions Precedent to Service. Company’s obligation to deliver and sell electric power, and Customer’s obligation to receive and purchase electric power is contingent on the Customer having made to Company the payments set forth in Section 12. Section 13, and Section 15, and the Company securing all final, non-appealable, regulatory approvals deemed by Company to be necessary and/or prudent, in its sole discretion, which may include, but is not limited to, (a) a Certificate of Public Convenience and Necessity (“CPCN”) from the North Dakota Public Service Commission (the “Commission”) authorizing the Company to provide electric service to the Customer at the location identified in Section 3; (b) the Commission approving the terms of this Agreement, including the specific Rate identified for Customer in Exhibit A hereto calculated for Customer under the SLGS Tariff, Rate Code N620, and (c) any local government permits and/or easements. Company shall make reasonable commercial efforts to secure all necessary regulatory approvals. Customer shall reasonably cooperate with Company in securing necessary regulatory approvals. In the event the Company is unable to secure any necessary regulatory approvals) or in its sole discretion Company believes that such approvals will not be forthcoming, shall so notify the Customer in writing and this Agreement shall terminate ten (10) days thereafter. Within five (5) business days of such termination the Company shall return any unused portion of Customer’s Advance Payments in accordance with Section 12 and 13.

10.	Minimum Payment. Starting at the earlier of the week in which the Customer load exceeds 95MW or February, 1 2022, Customer shall pay Company for its Firm Demand Level and actual metered energy usage in accordance with Exhibit A, but in no event less than monthly minimum charge based on a billing demand of not less than Firm Demand Level (currently, 5 MW) and billing energy of not less than 8,500,000 kWh per week (“Minimum Usage”) commensurate with the SLGS Tariff eligibility requirements. Such required payments are “Minimum Payments”. Minimum Usage will be reduced by the amount of MISO Curtailments, Economic Curtailments or other interruptions by the Company to the delivery of energy to the Customer’s point of interconnection. The Parties agree to explore reasonable commercial efforts to enable opportunities in energy markets relative to Customer consumption of Minimum Usage energy to add value to both parties.

For purposes of compliance with the SLGS Tariff and to preserve the financial benefits to the Company’s other customers, starting at the earlier of the first day of the week in which the Customer load exceeds 95 MW or February 1, 2022, the Customer must maintain a minimum annual load factor billing of 80 percent per calendar year, 700,000 MWh, priced at the annual average billing $/kWh and shall make such payment necessary to Company to achieve this minimum. The annual load factor shall be determined by dividing the Assumed Load by 876,000 MWh. The numerator (“Assumed Load”) is the actual MWhs consumed plus the amount curtailed by the Company for MISO Curtailments, Economic Curtailments or other interruptions caused by the Company to the delivery of energy to the Customer’s point of interconnection (“Load Adjustment”).

If Assumed Load is above a 95 percent annual load factor (based on 876,000 MWh), excess Minimum Payments above 95 percent will be refunded. Customer’s refund shall not exceed the aggregate monthly difference between actual usage-based billing and the corresponding Minimum Payment amounts made during the year

11.	Bill Payments. Customer shall be invoiced weekly, Monday through Sunday. Customer shall pay all invoices by Electronic Funds Transfer or other means acceptable by the Company within three (3) business days of Customer’s receipt of the Company’s invoice. Notwithstanding any tariff to the contrary, the date of the Company’s invoice issuance shall be the invoice due date (“Due Date”). The Customer’s failure to pay Company’s invoice within three (3) business days of the Due Date shall be a Payment Default on the part of the Customer and subject to Section 17.

12.	Advance Payment – Security for Regulatory Expenses. On June 18, 2021, Customer and Company executed a Letter of Intent (LOI). Customer, in accordance with the LOI, has delivered to Company an advance cash payment in United States Dollars to Company of Two Hundred Fifty Thousand Dollars ($250,000.00) (the “Advance Payment-Regulatory”). Company shall hold the Advance Payment-Regulatory as security for the Company’s recovery of all regulatory costs for filing this Agreement and for approval under the SLGS tariff and any related regulatory filings, including, but not limited to: Application for Certificate of Public Convenience and Necessity; and the MISO Transmission Expansion Process.

13.	Advance Payment – Security for Infrastructure Expenses. On June 30, 2021, the Customer delivered Four Hundred Sixty-Five Thousand Dollars ($465,000.00) to Company in cash for the purpose of Company obtaining long lead time infrastructure items to meet Customer’s expected in-service date. Within three (3) business days following approval by the Commission and notice of such approval to Customer, Customer shall deliver an advance cash payment in United States Dollars to Company of Seven Hundred Thirty-Five Thousand Dollars ($735,000.00) (the “Advance Payment-Capital”). Company shall hold the Advance Payment-Capital, a total of One Million Two Hundred Thousand Dollars ($1,200,000.00) as security for the Company’s recovery of all Capital Project expenses necessary to serve the Customer, including Capital Projects commenced before the satisfaction of the conditions precedent provided in Section 9. For purpose of this Agreement, “Capital Projects” include all project expenses incurred by the Company reasonably necessary to extend and maintain electric service to the Customer, including, but not limited, to actual internal labor costs, procurement of equipment, regulatory filing fees, and related expenses.

The following terms shall apply to the Company’s administration of the Advance Payment-Capital and Advance Payment-Regulatory (collectively, “Advance Payments”):

(a)               In the event this Agreement is terminated prior to the end of the Initial Term or Customer ceases it electric service under the Company’s SLGS Tariff prior to the end of the Initial Term, Company shall return the remaining balance (unspent portion) of the Advance Payments to Customer, if any, less amounts incurred by Company for the regulatory and infrastructure expenses.

(b)              The Advance Payments shall accrue interest during the Initial Term at the rate paid by the Bank of North Dakota for its smallest six (6)-month certificate of deposit, as of the first business day of each calendar year. All interest during the Service Period shall accrue to the benefit of Customer and shall be credited to Customer’s electric account on an annual basis forty-five (45) calendar days after the end of each Contract Year by direct payment to Customer.

(c)             As used in this Agreement, “Contract Year” means an annual period commencing on the Commencement Date and each annual anniversary thereof during the Initial Term of this Agreement.

14.	Refund of Advance Payments. Forty-five (45) calendar days after the end of each Contract Year during the Initial Term, Company shall refund to Customer and apply to electric bills from the Advance Payments described in Sections 12 and 13 an amount of Two Hundred Ninety Thousand Dollars ($290,000.00) annually. The amount so refunded to Customer shall reduce the balance of the Advance Payments. The Advance Payments are eligible for repayment in the following manner: unspent amounts will be returned to Customer on or before the later of Facility’s in service date or when the corresponding work order(s) is closed not to exceed sixty (60) days beyond the Facility-in-service date, whichever is later. Refund of the unspent amounts shall reduce the balance of the Advance Payments. Spent amounts for the project cost shall be returned to Customer over the life of the Initial Term as described in this Section. In no event shall the refunded amounts exceed the Advance Payments plus accrued interest described in Section 12.

15.	Payment Security and Cessation of Operations Notice Protection Deposit.

(a)               No later than fifteen (15) days prior to Facility’s in service date, Customer shall deliver to Company a Payment Security and Cessation of Operations Notice Protection Deposit (the “Security Deposit”) of Seven Million Five Hundred Thousand Dollars ($7,500,000.00) in cash, to be paid by Electronic Funds Transfer. Except as provided herein, the Security Deposit shall be administered pursuant to the Company’s Rules and Regulations, including Section 1.03 “Deposits, Guarantees and Credit Policy” now in force or as may be modified from time to time and approved by Commission. Customer shall at all times and throughout the entire Term of this Agreement maintain a minimum Security Deposit balance of Seven Million Five Hundred Thousand Dollars ($7,500,000.00) (the “Security Deposit Minimum”), except as defined in Section 16. Within five (5) business days of Company notifying Customer that the balance of the Security Deposit is less than Security Deposit Minimum, Customer shall deliver to Company the amount necessary to maintain the Security Deposit Minimum. The Customer’s failure to do so shall be a Payment Default on the part of the Customer.

(b)               In lieu of the cash Security Deposit in Section 15(a), with the prior written consent of the Company the Customer may provide the Security Deposit in the form of an irrevocable letter of credit acceptable to the Company (“Letter of Credit”). Customer must present its proposed Letter of Credit to Company no later than forty-five (45) days prior to Facility’s in service date. A fully executed Letter of Credit, in a form acceptable solely as determined by the Company within ten (10) days prior to the Facility’s in-service date. Customer must provide Company no less than sixty (60) days advance notice of termination of an approved Letter of Credit and provide to Company a Replacement Letter of Credit no later than thirty (30) days prior to such termination. Customer may replace a Letter of Credit with cash deposit as described in part (a) of this Section 15. Customer’s failure to provide such notice and replacement shall be a Payment Default on the part of the Customer.

(c)               This Section 15 is required for Company’s other customers and Company protection from revenue deficiency for sudden discontinuation of operations and weekly bill payment.

16.	Refund of Security Deposit. Forty-five (45) calendar days after the end of each Contract Year during the Initial Term, Company shall refund to Customer or apply to electric bills from the Security Deposit described in Section 15 an amount of Five Hundred Thousand Dollars ($500,000.00) annually. The amount so refunded to Customer shall reduce the balance of the Security Deposit. The Customer shall at all times maintain a minimum Payment Security Deposit balance. The Security Deposit is repaid until Five Million Dollars ($5,000,000.00) (“Minimum Balance”) is reached in the account. The Minimum Balance is continued with no further repayment to Customer except as follows: If the notice in Section 18 is followed and Customer continues normal operations until termination, Customer is eligible for full refund of the Security Deposit balance at termination of service or can apply funds to final electric bills.

17.	Payment Default. The Customer’s failure to make all or any part of a payment when required under this Agreement, or to provide notice required by Section 18 of this Agreement, shall be a Payment Default. Upon notice of a Payment Default on the part of the Customer, the Company may take all or any of the following actions, notwithstanding any part of N.D. Admin Code 69-09 or the Company’s Rules and Regulations to the contrary:

(a)               Company may apply all or any part of the Security Deposit to Customer bills which are due, or commensurately draw upon a Letter of Credit with notice thereof provided to Customer;

(b)               Company may immediately disconnect Customer’s electric service with notice thereof provided to Customer. Customer expressly waives any right it may have to stay or delay disconnection of service pursuant to N.D. Admin. Code Section 69-02-02-02;

(c)               In the case of the Customer’s failing to provide notice required under Section 18, the Company may retain for its own account all or any part of the Security Deposit or draw upon a Letter of Credit an amount necessary to ensure that the Company receives payment from Customer up to what the Company would have received if the Customer had provided one (1) year’s advance notice of any material reduction in Customer’s electrical consumption or cessation of operations

(d)               Company may terminate this Agreement, upon Ten (10) business days advance written notice to Customer, should default not be cured by Customer before the tenth day after such notice. Such termination shall not terminate the Company’s right to apply the Payment Security Deposit to any amount owed by Customer to Company, and to seek any and all other available remedies. Customer may no longer take service pursuant to the SLGS tariff upon termination of this Agreement; and

(e)               In the event Customer disputes a bill the Customer shall pay such bill under protest. The Company shall refund to the Customer any part of such payment made under protest if later found by the Company or the Commission to be excessive or incorrectly calculated.

18.	Prior Notice to Company of Material Reduction in Usage or Cessation of Operations. Customer shall provide Company no less than one (1) year (365 calendar days) prior written notice of an expected Material Reduction in electric usage and/or cessation of Customer’s business operations. Material Reduction is defined as below 50 percent load factor, 36,600,000 kWh per month for three consecutive months that has not already been reported in the Customer’s annual Forecast to the Company. Material Reduction will be adjusted by the Company for MISO Curtailments, Economic Curtailments, or other interruptions by the Company to the delivery of energy to the Customer’s point of interconnection. If notice to cessation of operations is given by the Customer, this Agreement shall terminate at the end of the notice period and Customer shall become ineligible to receive service under the SLGS Tariff.

19.	Interruptible Service. Customer agrees and acknowledges that Customer’s service is subject to interruption, and that the rate(s) offered customer in Exhibit A are expressly based and conditioned on Customer’s taking interruptible service through MISO’s schedule E as an LMR and Economic Curtailments. Customer will be responsible for backup service during any period of interruptions. The Company will solely determine and communicate to Customer the interruptions. The Company will not be liable for any loss or damage to the Customer due to interruptions.

20.	Customer Equipment. The Company may require that the Customer make changes to the Customer’s system at the Customer’s expense or pay the costs of Company’s installation of nonstandard Distribution Facilities, where the Company reasonably determines that such changes or nonstandard installations are necessary to correct operating characteristics of the Customer’s equipment or system(s) that interfere with satisfactory service to other customers of the Company. This includes, but is not limited to, equipment necessary to mitigate harmonic distortion affecting the load of customers near Customer’s facility.

21.	Limitation of Liability. Notwithstanding any other provision under North Dakota law to the contrary, Customer agrees that the Company shall not be liable for any losses, damages, or expenses (including, but not limited to, injury to persons, including death, or property damages) incurred by any persons for any delay, interruption, curtailment, suspension, disturbance or variability in its provision of electric service (including, but not limited to, any occurrence of voltage fluctuations or power surges) due to acts of God, or to any other cause whatsoever except the Company’s own gross negligence or willful misconduct. The Company will not be liable for incidental or consequential damages, including, but not limited to, loss of profits resulting from the use of service or any delay, interruption, curtailment, suspension, disturbance, or variability of electric service. The Company shall have the right to suspend the delivery of electric power hereunder for a temporary amount of time for the purpose of making repairs or improvements of its system.

22.	Assignment. Neither Company nor Customer shall assign its rights nor delegate its duties under this Agreement, or any part of such rights or duties, without the written consent of the other Party. Such consent shall not unreasonably be withheld, delayed, or conditioned. This Agreement shall inure to and bind the parties’ permitted successors and assigns.

23.	Waiver. Any waiver at any time by either party of its rights with respect to a default under this Agreement, or with respect to any other matters arising in connection with this Agreement, shall be in writing and shall not be deemed a waiver with respect to any subsequent default or other matter.

24.	Authority. Company and Customer each represent for itself that it has the necessary authority to enter this Agreement and that its signatory representative below is duly authorized to act on its behalf.

25.	Notice. Any notice provided for or concerning this Agreement shall be in writing and may be delivered either by (i) U.S. Certified mail with postage prepaid and return receipt requested, or (ii) recognized nationwide courier service with delivery receipt requested, in either case to be delivered to the following address (or to such other U.S. address as may be specified via Notice provided by Customer or Company, as applicable, to the other in accordance with the requirements of this Section 25):

TO COMPANY [**] Attn: V.P. Customer Service cc: Legal Department	TO CUSTOMER APLD Hosting LLC 3811 Turtle Creek Blvd, Suite 2100 Dallas, TX 75219 Attn: Chief Financial Officer
[Tel: [**] - for use in connection with courier deliveries]	[Tel: (214) 427-1706 - for use in connection with courier deliveries]

Any Notice given in accordance with this Section will (i) if delivered during the recipient’s normal business hours on any given business day, be deemed received by the designated recipient on such date, and (ii) if not delivered during the recipients’ normal business hours on any given business day, be deemed received by the designated recipient at the start of the recipient’s normal business hours on the next business day after such delivery.

26.	Invalid Provisions. The invalidity of any portion of this Agreement will not and shall not be deemed to affect the validity of any other provision. In the event that any provision of this Agreement is held to be invalid, the parties agree that the remaining provisions shall be deemed to be in full force and effect as if they had been executed by both parties subsequent to the expungement of the invalid provision.

27.	Paragraph Headings. The titles to the paragraphs of this Agreement are solely for the convenience of the parties and shall not be used to explain, modify, simplify, or aid in the interpretation of the provisions of this Agreement.

28.	Governing Law. This Agreement shall in all respects be governed by, and construed in accordance with, the law of the State of North Dakota, without regard to principles of conflicts of laws thereunder. Litigation of disputes regarding this Agreement shall be heard upon complaint, in the first instance, before the Commission. If the Commission declines jurisdiction over any given claim, that claim can then be heard before a court of competent jurisdiction located within the State of North Dakota. THE PARTIES HEREBY EXPRESSLY WAIVE THEIR RIGHT TO A TRIAL BY JURY REGARDING ANY AND ALL DISPUTES REGARDING THIS AGREEMENT.

29.	Entire Agreement. All previous communications between the parties hereto, either verbal or written, with reference to the subject matter of this Agreement are hereby abrogated, and this Agreement, as duly accepted and approved, constitutes the sole agreement related to the sale and delivery of electric capacity and energy by Company to Customer. No modifications of this Agreement shall be binding upon the parties or either of them unless such modifications shall be in writing, duly accepted in writing by Customer and executed by an officer of the Company and have received any necessary regulatory approvals.

IN WITNESS WHEREOF, the parties execute this Agreement effective as of   August 4 , 2021.

Customer		[**]

/s/ David Rench		/s/
By:	David Rench	By:
Its:	CFO	Its:

Exhibit A – Proposed Super Large General Service Tariff- APLD Hosting LLC.

Exhibit B